GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                           Telephone +353 87 153 6399

                                  May 22, 2012

Russell Mancuso
Branch Chief
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     RE:  Greenwind NRG Inc.
          Registration Statement on Form S-1
          Filed December 23, 2012
          File No. 333-178741

Dear Mr. Mancuso

     Thank you for your April 24, 2012 comment correspondence to the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the "Company"). The following is in response to your April 24, 2012 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 2 to the Company's Registration Statement.

Prospectus Cover Page

1. Please note that prior comment 1 sought a specific date that the offering will end as required by Regulation S-K Item 501(b)(8). Also, the disclosure must appear on the one-page prospectus cover required by Regulation S-k
     Item 501(b), not the Form S-1 facing page. Please revise your filing accordingly.

     We have moved all required disclosure to the one-page prospectus cover.

2. Since you appear to quality as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "Act"). Please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

     * Describe how and when a company may lose emerging growth company status;*

     * A brief description of the various exemptions that are available to you such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

     *    Your election under Section 107(b) of the Act:

          * If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

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          *    If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include similar statement in your critical accounting policy disclosures in MD&A.

     We have added disclosure about our status as an emerging growth company and have chosen to irrevocably elect to opt out of the extended transition period.

Commence Operations, Page 5

3. Please expand your response to prior comment 3 to tell us the basis for your statement that the exhibit is a price list rather than a contract to sell you three kits given the statements in the exhibit that the statements in the exhibit that the seller and buyers "have agreed to conclude the following transaction on the terms and conditions specified below" and thaty you must provide payment within one week after you signed the agreement. The exhibit that you filed includes no mention of giving you a right to purchase additional products at the stated prices. If you do not clearly have an on-going relationship with the supplier, please provide the disclosure requested by prior comment 3.

     The suggested revisions in prior comment three have been made to the Registration Statement.

Much of the prospectus has been drafted by a director and officer of the company, page 10

4. Please clarify why the document having been drafted by your director and officer creates "a risk of inaccurate information". For example, does this individual not have access to accurate information?

     This disclosure was added at the request of the SEC we have made the changes to suggest how the drafting by a director may have caused in accuracies but if there is anything additional and specific the SEC would like to see please advise.

If we do not file a registration statement, page 12

5. Please update your disclosure regarding 500 shareholders to reflect Title V of the Jumpstart our Business Startups Act. Please also disclose the effect of the automatic reporting suspension provided in Section 15(d) of the Exchange Act.

     We have amended our risk factor to reflect the changes included in Title V of the Jumpstart our Business Startups Act.

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Our security holders may face significant restrictions, page 13

6. We note your response to the last sentence of prior comment 6; however, that comment sought disclosure in your document. Please provide the requested disclosure.

     Dilution of the price you pay for your shares, Page 16

7. Please refer to prior comments 8 and 9. We note the revisions made to your calculation of dilution for the updated interim financial information for the period ended January 31, 2012. However, we noted several items of pages 16 and 17 that are no longer mathematically accurate or do not reflect the updated financial information including the increase in the tangible book value per share for existing stockholders of $0.0037 per share if 100% of the stock is sold; the tangible book value of $50,030, the increase in tangible book value to existing stockholders of $0.022 per share and the 37.7% share ownership if 50% of the stock is sold. Please revise the filing and your calculations of dilution as appropriate to update these calculations and ensure their mathematical accuracy.

     The financial information under the "Dilution of the price you pay for your shares" section has been updated.

Plan of Distribution; Terms of the Offering, Page 17

8. From your response to prior comment 11 and your disclosure in the first paragraph on page 19, it appears that the board has not approved the issuance of the shares. Please tell us why you believe it is appropriate for a registration statement to be declared effective when such effectiveness will permit you to sell shares at a time that your board has not authorized the sale.

     Our board of directors has authorized the sale and issuance of up to 10,000,000 at $0.01 shares to investors upon the effectiveness of the registration statement. We do not believe that any of our disclosure is inconsistent in this regard. Under Nevada law, our board is not able to authorize such shares as duly issued and fully paid for until we sell the shares and receive the subscription proceeds from the investors, however it can authorize the offering and registration of such shares with the commission. We can provide copies of the board of director resolutions to the commission if it wishes to review them.

9. Your disclosure in the first paragraph on page 19 regarding investors having rights when the board authorizes the issuance of the shares appears to conflict with your statement in the fifth paragraph on page 99.1 that the closing is at your discretion. Please reconcile. Also, by the discretion mentioned in the fifth paragraph of exhibit 99.1, you appear to be reserving the right to retain investors' money for an indefinite and unlimited period of time without giving them rights as shareholders. Please tell us why you do not disclose the prominently the reservation of that right in your prospectus or the related risks to investors.

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     We have amended the fifth paragraph of our subscription agreement to specify that the closing of each investor's subscription will occur upon the company receiving a completed copy of the subscription agreement as well as the payment from the shares from the investor. We have also clarified our disclosure on Page 19 of the prospectus.

General Overhead, Page 23

10. Please balance your disclosure added in response to prior comment 12 to describe the maintenance and repair fees mentioned at the bottom of page 5 of your letter to us dated February 15, 2012.

     Additional disclosure has been added to discuss the possibility of repair and maintenance costs.

Results of Operations, Page 24

11. Please update the disclosure in this section for the quarter ended January 31, 2012. Also, update the disclosure in the section entitled "Liquidity and Capital Resources." We note the disclosure on page 24 of your total assets and liabilities as of October 31, 2011.

     The results of Operations section has been updated to January 31, 2012.

Business, Page 25

12. It does not appear that you provided the disclosure requested in the first sentence of prior comment 14. Please disclose and describe the November 2, 2012 change in control.

     Keith Flynn has been added to the table as requested in previous comments.

Market, Page 26

13. We note that you included an internet address in this section in response to prior comment 15. Pleaser refer to footnote 41 and the related text in Release 33-7586 (April 28, 2000) regarding your obligations when including internet addressed in your document. Refer to comment 22 in our letter you dated January 19, 2012.

     The internet has been removed as we cannot be responsible for all the information at the hype-linked address.

Management, Page 28

14. Given the last sentence of your response to prior comment 14. Mr. Flynn should be included in your compensation tables and in your beneficial ownership table. See Regulation S-K Item 402(m)(2)(i) and Item 403(b).

     The registration statement has been revised to include Mr. Flynn in the compensation tables and beneficial ownership table.

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Rule 144, Page 33

15. Your disclosure in response to prior comment 19 suggests that you might be a shell company in the future but are not a shell company now. Please provide us your analysis of why you believe you are not currently an issuer defined in Rule 144(i)(1). If you are such an issuer, please revise your disclosure regarding Rule 144(i) being applicable only in the future and clarify when your outstanding shares can be sold in reliance on Rule 144 reflective the effect Rule 144(i).

     We do not believe that we are a shell, as defined in Rule 144(i)(1) due to the fact that we have continuing operations focused on developing our business plan. Our management is continuously seeking suppliers and attending industry events in order to have a better understanding of the market for alternative energy products.

     Though our operations are not of the type carried out by substantial companies, the commission has explicitly stated that the definition of shell in Rule 144(i)(1) is not meant to include startup companies such as ourselves. As we grow and increase our resources, our assets and operations will continue to increase.

Exhibit 5.1

16. We note your revisions in response to prior comment 11. Please tell us what counsel means by the statement that shares will be "accepted" by the company?

     We have revised Exhibit 5.1 as requested.

Exhibit 99.1

17. Your response to prior comment 23 that the representations, warranties and acknowledgements "protect the company" suggest that you believe that those provisions provide you a defense against a claim. However, you have not clarified how those provisions would protect the company given Section 14 of the Securities Act. It is not appropriate to suggest in your subscription agreement thorough representations, warranties, acknowledgments or similar provisions that investors have provided a waiver contrary to Section 14. Please revise the documents accordingly.

     A revised subscription agreement, without the representations and warranties is attached as Exhibit 99.1.

                                        Sincerely,

                                        Greenwind NRG Inc.


                                        /s/ James Sammon
                                        ----------------------------------------
                                        James Sammon

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